March 19, 2020	Trayne S. Wheeler trayne.wheeler@klgates.com T +1 617 951 9068 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to additional comments received by telephone on March 16, 2020, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 221 under the Securities Act of 1933, as amended, and Amendment No. 223 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on January 17, 2020, accession no. 0001133228-20-000120 (the “Amendment”). The Amendment relates to John Hancock Opportunistic Fixed Income Fund (formerly John Hancock Global Bond Fund), a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Supplemental Prospectus Comments

1.	Comment — On the front cover and under “Fund Summary,” given the Fund’s name and strategy changes, please explain supplementally the basis for the Fund’s determination to inform shareholders of these changes through a supplement, rather than through making a Rule 485(a) filing.

Response — In response to the Staff’s comment, the Trust notes that it changed the name of the Fund, its subadvisor, and certain of its principal investment strategies. The Trust analyzed the substance of the overall changes made to the Fund, including that the Fund remained a fixed income fund and that the substance of the principal investment strategies remained similar, and concluded that the changes were not material and did not require a Rule 485(a) filing in order to be implemented.

K&L GATES LLP

STATE STREET FINANCIAL CENTER   ONE LINCOLN STREET   BOSTON   MA 02111

T +1 617 261 3100 F +1 617 261 3175 klgates.com

2.	Comment — Under “Fund Summary — Fees and expenses” in the “Annual fund operating expenses” table, please confirm and disclose that any contractual waivers will be in effect for at least a one year period from the date of effectiveness of the registration statement and whether the expense limitation arrangement may be terminated before its expiration date and, if so, by whom and under what circumstances.

Response —Supplementally, the Trust confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness, and further notes that management does not have the authority to terminate the Fund’s contractual expense limitation or waiver prior to its expiration date, and that waived or reimbursed expenses are not subject to recoupment by the adviser. Therefore, the Trust respectfully declines to make further changes in response to this comment.

3.	Comment — Under “Fund summary — Principal investment strategies,” please disclose that investments in derivatives are included in the Fund’s 80% policy.

Response —The Trust notes that the Fund contains detailed disclosure with respect to its use of derivative instruments and has added disclosure relating to the Fund’s 80% policy with respect to the definition of fixed income instruments. Although the Fund may utilize derivatives investments and may include them in its 80% policy, the Trust respectfully declines to revise its disclosure, as it believes its disclosure is sufficient. The Trust also notes that it has taken this approach with respect to a number of funds in its complex and that this approach is therefore consistent on a complex-wide basis.

4.	Comment — The disclosure under “Fund summary — Principal risks,” includes “Equity securities risk.” The Fund stated it would add disclosure relating to investments in equity securities including contingent convertible bonds (“CoCos”). If the Fund invests or expects to invest in CoCos, the Fund should consider what, if any, disclosure is appropriate. The type and location of the disclosure will depend on, among other things, the extent to which the fund invests in CoCos and the characteristics of the CoCos (e.g., the credit rating and particular conversion triggers of the CoCos). If a principal type of investment, the Fund should provide a description of the CoCos and include appropriate risk disclosure. Please supplementally inform the staff if the Fund currently invests in CoCos, and if so, the amount invested therein.

Response —In response to the Staff’s comment, the Trust notes that the Fund will not add principal investment strategy disclosure regarding investment in CoCos.

5.	Comment — Under “Fund summary — Past performance,” please explain supplementally how the Bloomberg Barclays Global Aggregate Bond Index (USD Hedged) Index is an appropriate broad-based securities market index given the Fund’s principal investment strategies, in particular with respect to the fact that the Fund still has exposure to foreign currencies and securities, since this is a US-focused index.
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Response — In response to the Staff’s comment, the Trust notes that while at times the Fund may have significant exposure to foreign securities and currencies, the portfolio is managed to have its volatility in line with its stated benchmark, as stated in the Fund’s principal investment strategies. The unhedged version of the benchmark carries a higher volatility due to currency effects. Both the USD hedged, and unhedged versions of the benchmark hold foreign securities which may be denominated in foreign currencies. The hedged version removes the volatility that a shareholder who invests with USD would experience by hedging out the foreign currency risk only. The byproduct of removing the currency risk leads to a lower total volatility of the benchmark and this lower volatility is what the Fund is targeting. As a point of reference, USD currency exposure on a market value basis is 82% of the portfolio so the foreign risk is limited. Therefore, the Trust believes the current benchmark is appropriate and that it would be misleading to shareholders to indicate the portfolio would be managed to match the volatility profile of the unhedged version of the benchmark.

6.	Comment — Under “Fund summary — Past performance,” please include more recent performance for the bar chart in accordance with the requirements of Form N-1A.

Response —The Trust notes that the Fund’s fiscal year end is 8/31, and the performance it is showing is from its most recent fiscal year end. The Trust notes that the Fund is presenting performance in the bar chart and total annual return tables that matches performance shown in its other operational share class prospectuses (except that the Fund will update its Year-to-Date performance to 12/31/19). Certain Instructions to Item 4 of Form N-1A direct issuers to Item 13, of Form N-1A, which in turn directs issuers to Regulation S-X. Rule 3-18 of Regulation S-X requires a registration statement to update financial information if such information is more than 245 days old at the time of filing (see Rule 3-18(c)). The Fund’s financial information will be less than 245 days old at the time its registration statement goes effective. As a result, the Trust declines to make any changes in response to this comment.

Supplemental SAI Comment

7.	Comment — Under “Policy Regarding Disclosure of Portfolio Holdings,” please disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.

Response —The Trust notes that this section states, in pertinent part, that “Exceptions to the portfolio holdings release policy can be approved only by the Trust’s Chief Compliance Officer (“CCO”) or the CCO’s duly authorized delegate after considering: .. . . (b) the procedures that will be used to ensure that such information remains confidential and is not traded upon.” Supplementally, the Trust confirms that the listed categories of entities that are noted that may receive portfolio holdings information are considered exceptions to the portfolio holdings release policy and are therefore subject to the restrictions on trading noted above. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

cc:	Thomas Dee, Assistant Secretary of the Trust

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